Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

04 APR 13 AM 7:21

LETTER FOR MAINTENANCE OF EXEMPTION

12 April 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 4

04024236

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose a copy of each of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the incorporation of new subsidiary - Sime Plantations Sdn Bhd - released on 9 April 2004;

2. public announcement in relation to the cessation of Malaysia Mining Corporation Berhad from being a substantial shareholder - released on 9 April 2004; and

3. public announcement in relation to the cessation of Anglo-Oriental (Annuities) Sendirian Berhad from being a substantial shareholder - released on 9 April 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

PROCESSED
APR 15 2004
THOMSON FINANCIAL

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

dlw 4/14

Encl.

c.c. Ms. Anita Sung
The Bank of New York
Fax No. (212) 571 3050/ 3051/ 3052

cmf/ADR

Form Version 2.0

General Announcement

Submitted by S DARBY on 09-04-2004 05:37:06 PM
Reference No SD-040304-E1030

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Incorporation of new subsidiary - Sime Plantations Sdn Bhd

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that a new subsidiary, Sime Plantations Sdn Bhd ("SPSB"), was incorporated in Malaysia under the Companies Act, 1965 on 2nd April 2004. The certificate of incorporation was received from the Companies Commission of Malaysia today. The entire issued share capital of SPSB comprising 2 shares of RM1 each is held in trust for Sime Darby. SPSB will mainly be involved in the management of the Group's plantation activities.

The investment in SPSB is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the year ending 30th June 2004. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 9th April 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 09-04-2004 05:40:42 PM
Submitted by S DARBY on 09-04-2004 05:43:53 PM
Reference No CU-040408-54497

	Submitting Merchant Bank (If applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Sime Darby Berhad**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh Poh Yew**
*	Designation	: **Group Secretary**

Particulars of substantial Securities Holder

*	Name	: **Malaysia Mining Corporation Berhad**
*	Address	: **10th Floor, Block B Wisma Semantan No. 12, Jalan Gelenggang Bukit Damansara 50490 Kuala Lumpur**
*	NRIC/passport no/company No.	: **30245-H**
*	Nationality/country of incorporation	: **Incorporated in Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary share of RM0.50 each**
*	Date of cessation	: **29-03-2004**
*	Name & address of registered holder **Anglo-Oriental (Annuities) Sendirian Berhad 10th Floor, Block B Wisma Semantan No. 12, Jalan Gelenggang Bukit Damansara 50490 Kuala Lumpur**	:
	Number of securities disposed	: **32,000,000**
	Price transacted (RM)	:
*	Circumstances by reason of which a person ceases to be a substantial Securities Holder	: **Sale of shares by the company's subsidiary**
*	Nature of interest	: **Deemed interest**
*	Date of notice	: **30-03-2004**
	Remarks	:

Form Version 2.0

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 09-04-2004 05:35:50 PM
Submitted by S DARBY on 09-04-2004 05:37:09 PM
Reference No CU-040409-80BC8

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (If applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

Particulars of substantial Securities Holder

* Name	:	**Anglo-Oriental (Annuities) Sendirian Berhad**
* Address	:	**10th Floor, Block B Wisma Semantan No. 12, Jalan Gelenggang Bukit Damansara 50490 Kuala Lumpur**
* NRIC/passport no/company No.	:	**10663-W**
* Nationality/country of incorporation	:	**Incorporated in Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary share of RM0.50 each**
* Date of cessation	:	**29-03-2004**
* Name & address of registered holder	:	

Anglo-Oriental (Annuities) Sendirian Berhad
10th Floor, Block B
Wisma Semantan
No. 12, Jalan Gelenggang
Bukit Damansara
50490 Kuala Lumpur

Number of securities disposed	:	**32,000,000**
Price transacted (RM)	:	
* Circumstances by reason of which a person ceases to be a substantial Securities Holder	:	**Sale of shares by the company**
* Nature of interest	:	**Direct interest**
* Date of notice	:	**30-03-2004**
Remarks	:	